Bradley A. Haneberg 804 / 771-5790 bahaneberg@kaufcan.com	Mailing Address: P.O. Box 27828 Richmond, VA 23261

Three James Center, 12th Floor
804 / 771-5700	1051 East Cary Street
fax: 804 / 771-5777	Richmond, VA 23219

August 25, 2006

Ms. Barbara Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	e-Future Information Technology Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form F-1
Form 20-F/A for the fiscal year ended December 31, 2005
SEC File Nos. 0-51375 and 333-126007

Dear Ms. Jacobs:

On behalf of the e-Future Information Technology Inc. (the “Registrant”), we are writing in response to your August 22, 2006 letter to Adam Yan. In that letter, the Securities and Exchange Commission (the “Commission”) raised questions regarding (i) the second post-effective amendment (the “Amendment”) filed by the Registrant on August 3, 2006 to its registration statement on Form F-1 (the “Registration Statement”) and (ii) the Form 20-F/A (the “Amended 20-F”) filed by the Registrant on August 3, 2006. We are writing to supply supplemental information and to indicate the changes that have been made to both documents, which we have amended and filed with the Commission today. Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of each of (a) the Amendment and (b) the Amended 20-F for your review.

Comment 1

“This risk factor appears to be a mere recitation of the disclosure contained in Item 15 of your Form 20-F/A. Please revise to more concisely describe your significant deficiency, your ineffective disclosure controls conclusion and the

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Securities and Exchange Commission

August 3, 2006

reason for these determinations. Further, there is no disclosure (outside of the heading) that discusses the material risk to investors resulting from the identified significant deficiency and your ineffective disclosure controls.”

In response to the Commission’s comment, the Registrant has revised the referenced risk factor (and the corresponding risk factor on 4 of the Form 20-F/A) in its entirety to read as follows:

We have identified a “significant deficiency” in internal control over our financial reporting, primarily related to our ability to properly record and track advances from our customers. Our inability to properly record and track such advances may result in inadequate or deficient financial reporting, hinder our ability to report accurate financial results and prevent fraud, weaken investor confidence in our financial reporting and adversely affect the market price for our ordinary shares.

Mr. Adam Yan, our chief executive officer and principal accounting officer has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2005. Because of the existence at that date of a “significant deficiency” in our internal control over financial reporting, which is described below, he has concluded that such disclosure controls and procedures were not effective as of that date to achieve their intended objectives.

During the course of the financial close and the preparation of our consolidated financial statements for fiscal year 2005, our Company’s chief accountant, Mr. Yan Yan, identified the existence of a “significant deficiency,” in our ability to properly record and track advances from our customers.

We often receive advances from customers for work to be performed in the future and record these as advances from customers. During 2004, we recognized revenue for goods and services provided to certain customers in accordance with our revenue recognition policy; however, while reducing the advances from customers, we applied the amounts to a single customer creating a debit balance for this individual customer which was then reclassified to accounts receivable. During May 2006, we realized the error, reversed the 2004 reclassification entry and properly applied the revenue amounts to the correct customers.

After the discovery of the “significant deficiency”, we provided detailed reports and copies of software contracts related to and/or affected by the “significant deficiency” to our auditor. Our auditor reviewed these materials but did not conduct the sort of detailed review anticipated by the Sarbanes Oxley Act of 2002, as we are not yet required to obtain such a review. Consequently, our auditor has not provided the attestation that would be required by the Sarbanes Oxley Act if it applied.

Securities and Exchange Commission

August 3, 2006

The “significant deficiency” was detected in the evaluation process and the transactions have been appropriately recorded and disclosed. We are in the process of improving our internal control over financial reporting in an effort to resolve these deficiencies through improved supervision and training of our accounting staff, but additional effort is needed to fully remedy these deficiencies. Additionally, we have remedied our review procedure in at least two ways. First, we have required our accounting staff to review all significant transactions by two separate individuals to verify the accuracy of the recording of the transactions. Second, we have discussed with our auditors the existence and nature of the “significant deficiency,” which highlighted this issue as an area for close scrutiny in our current year audit. Our management and directors will continue to work with our independent registered public accounting firm and outside advisors to ensure that our controls and procedures are adequate and effective.

Notwithstanding the foregoing, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of the effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate. If we are unable to implement an effective system of internal control, we may be unable to report accurate financial results or to prevent fraud. Further, such a failure could harm our investors’ confidence in our financial reporting and may adversely affect the market price for our shares.

Comment 2

“Please revise your disclosure to briefly address who discovered the significant deficiency in your internal controls, and how it was discovered. Please also confirm that the costs of the remediation measures described did not materially impact your results of operations.”

In response to the Commission’s comment, we have revised sixth and seventh paragraphs of Item 15 (Controls and Procedures) as follows:

During the course of the financial close and the preparation of our Consolidated Financial Statements for fiscal year 2005, our Company’s chief accountant, Mr. Yan Yan, identified the existence of a “significant deficiency,” in our ability to properly record and track advances from our customers. Mr. Yan was reviewing our Company’s financial records in May 2006 to prepare for our audit when he discovered an error. We often receive advances from customers for work to be performed in the future and record these as advances from customers. During 2004, we recognized revenue for goods and services provided to certain customers in accordance with our revenue recognition policy; however, while reducing the advances from customers, we applied the amounts to a single customer creating a debit balance for this individual customer which was then reclassified to accounts receivable. During May 2006, we realized the error, reversed the 2004

Securities and Exchange Commission

August 3, 2006

reclassification entry and properly applied the revenue amounts to the correct customers. As our chief accountant and chief executive officer corrected the deficiency, and we did not need to retain additional employees or consultants to remediate the “significant deficiency,” the costs of remediating this deficiency did not materially impact our results of operations. Moreover, as described in more detail below, we do not anticipate that our proactive steps to avoid such “significant deficiencies” in the future will materially affect our results of operations.

The “significant deficiency” was detected in the evaluation process and the transactions have been appropriately recorded and disclosed in this Form 20-F. We are in the process of improving our internal control over financial reporting in an effort to resolve these deficiencies through improved supervision and training of our accounting staff, but additional effort is needed to fully remedy these deficiencies. Additionally, we have remedied our review procedure in at least two ways. First, we have required our accounting staff to review all significant transactions by two separate individuals to verify the accuracy of the recording of the transactions. Second, we have discussed with our auditors the existence and nature of the “significant deficiency,” which highlighted this issue as an area for close scrutiny in our current year audit. Our management and directors will continue to work with our independent registered public accounting firm and outside advisors to ensure that our controls and procedures are adequate and effective.

Comment 3

“Your response to comment 4 of our letter dated July 25, 2006 does not discuss the impact of not including disclosure pursuant to Items 15(a) and 15(d) of Form 20-F on your disclosure controls and procedures effectiveness conclusion. Please advise or revise accordingly.”

In response to the Commission’s comment, we have revised Item 15 by adding the following paragraph after the seventh paragraph of Item 15:

In addition to the foregoing “significant deficiency,” we also failed to provide an adequate response to Item 15 in our first filing of the Form 20-F, which failure was remedied in our filing of our first amendment (and in each subsequent amendment) thereof. The failure to respond substantively to Items 15(a) and 15(d) in the initial filing of the Form 20-F in particular is a deficiency in the Company’s disclosure controls and procedures. We have remedied this deficiency in the amendments and are continuing to improve our internal control to ensure that adequate disclosures are available in the future.

Comment 4

“Clarify the involvement of your auditors in the internal control “review” mentioned in the fifth paragraph and revise to disclose the fact they have not provided the attestation pursuant to Item 15(b) of Form 20-F.”

Securities and Exchange Commission

August 3, 2006

In response to the Commission’s comment, we have revised the fifth paragraph of Item 15 as follows:

We have undertaken a review of our internal control over financial reporting during fiscal years 2004 and 2005. We provided detail reports and, after the discovery of the “significant deficiency” discussed below, copies of software contracts related and/or affected by the “significant deficiency” to our auditor. Our auditor reviewed these materials but did not conduct the sort of detailed review anticipated by the Sarbanes Oxley Act of 2002, as we are not yet required to obtain such a review. Consequently, our auditor has not provided the attestation that would be required by the Sarbanes Oxley Act and Item 15(b) of Form 20-F because we are neither a large accelerated filer nor an accelerated filer and are thus not currently required to obtain such an attestation from our auditor.

In the course of our review, we have identified certain deficiencies in the design or operation of our internal control over financial reporting. We have classified these deficiencies using the following classification from the Public Company Accounting Oversight Board:

Comment 5

“Certifications were required with your Form 20-F/A. Please revise. See instruction 12 to Exhibits of Form 20-F.”

The Registrant acknowledges the Commission’s comment and submits with this filing the requested Certifications, rather than incorporating by reference previously filed Certifications.

The Registrant is anxious to complete the process as soon as possible. Your prompt attention to this filing will be greatly appreciated. Should you have any questions with respect to the above responses, please contact the undersigned.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg

cc:	Mr. Adam Halper

Mr. Adam Yan

Mr. L. McCarthy Downs III

Enclosures: